Filed Pursuant to Rule 253(g)(2)

File No. 024-11881

IROQUOIS VALLEY FARMLAND REIT, PBC

SUPPLEMENT NO. 4 DATED JANUARY 29, 2024

TO THE OFFERING CIRCULAR DATED MAY 18, 2023

This document supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated May 18, 2023, as filed by us with the Securities and Exchange Commission (the “SEC”) on that same date (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Updated Vision Statement

After careful consideration and discussion, we have adopted a new Vision Statement, as follows:

An agricultural system transformed through land stewardship, rooted in organic farmland, for the health of people, communities, and our planet.

Sole Membership of Healing Soils Foundation

On August 7, 2023, the Company became the sole member of Healing Soils Foundation (HSF), a 501(c)(3) nonprofit organization that supports regenerative farmers in their efforts in Healing People, Healing Our Communities and Healing Our Earth. HSF delivers on its mission by providing charitable grants that directly support farmers in their critical work. With this position for HSF, the Company hopes to help guide more charitable resources and support new initiatives that support farmers and further our Vision.

Board of Directors

On December 13, 2023, Malaika Maphalala resigned from the Company’s board of directors (the “Board”). The Company expresses its deep gratitude to Ms. Maphalala for her enthusiasm, thoughtfulness, integrity, and deep commitment to the Company’s purpose during her approximately 6 years of service on the Board.

On January 29, 2024, following unanimous approval by the Board, Ingrid Dyott was appointed to the Board. A brief biography of Ms. Dyott is as follows:

Ingrid Dyott

Ms. Dyott has spent her entire career in the field of Sustainable Investing, building a strong franchise at Neuberger Berman over a 25-year period. She was a Senior Portfolio Manager and co-head of Neuberger Berman Sustainable Equity team. Ingrid now sits on Neuberger Berman’s external ESG advisory council. She is an adjunct professor at both City University of New York Baruch College Zicklin School of Business in the Master of Finance program and at Columbia University’s School of International and Public Affairs. She currently serves as Board Chair for Arbor Rising, a non-profit funding and supporting promising social entrepreneurs. She is a board member of the Lily Auchincloss Foundation, an organization focused on supporting NYC nonprofits improving the lives of all New Yorkers.

Ms. Dyott has an MBA from Columbia University and a BA from Bowdoin College. She lives with her family in New York and enjoys spending time outdoors.